UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                                 Amendment No. 2

                                FoneFriend, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $0.001 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   34460E 10 1
                 ----------------------------------------------
                                 (CUSIP Number)

                                 Jackelyn Giroux
                          14545 Friar Street, Suite 103
                               Van Nuys, CA 91411
                                 (818) 376-1616
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  June 10, 2004
                 ----------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO.:  34460E 10 1              13D                       Page 1 of 5 Pages

--------- ----------------------------------------------------------------------
(1)       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          Jackelyn Giroux
--------- ----------------------------------------------------------------------
(2)       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
          (a) [   ]
          (b) [   ]
--------- ----------------------------------------------------------------------
(3)       SEC USE ONLY

--------- ----------------------------------------------------------------------
(4)       SOURCE OF FUNDS (See Instructions)

          OO
--------- ----------------------------------------------------------------------
(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(e)
          [    ]
--------- ----------------------------------------------------------------------
(6)       CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ----------------------------------------------------------------------
                        --------- ----------------------------------------------
                        (7)       SOLE VOTING POWER

NUMBER OF                         4,682,900
 SHARES                 --------- ----------------------------------------------
BENEFICIALLY            (8)       SHARED VOTING POWER
  OWNED BY
  EACH                            -0-
REPORTING               --------- ----------------------------------------------
PERSON WITH             (9)       SOLE DISPOSITIVE POWER

                                  4,682,900
                        --------- ----------------------------------------------
                        (10)      SHARED DISPOSITIVE POWER

                                  -0-
                        --------- ----------------------------------------------
--------- ----------------------------------------------------------------------
(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          Jackelyn  Giroux -  directly  -  4,085,000  shares
          Jackelyn Giroux - directly - option to acquire 350,000 shares Jackelyn Giroux - beneficially through Global Universal Limited, Inc.
                           (President and controlling stockholder and has
                            dispositive power over the shares) - 247,900 shares
--------- ----------------------------------------------------------------------
(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES (See Instructions)                              [    ]
--------- ----------------------------------------------------------------------
(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          19.91%
--------- ----------------------------------------------------------------------
(14)      TYPE OF REPORTING PERSON (See Instructions)

          IN
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

     This Amendment No. 2 to Schedule 13D (this "Statement") amends that certain
Schedule 13D, dated January 17, 2003, filed by Jackelyn Giroux. It relates to the common stock, $0.001 par value per share, of FoneFriend, Inc., a Delaware corporation ("FoneFriend" or "FoneFriend, Inc."). The principal executive offices of FoneFriend are located at 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

Item 2.  Identity and Background.

     (a) This Statement is being filed by Jackelyn Giroux.

     (b) The business address of Ms. Giroux is 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

     (c) Ms. Giroux is currently the President of FoneFriend, a provider of Voice over IP communications services and products. Its address is 14545 Friar Street, Suite 103, Van Nuys, CA 91411.

     (d)-(e) During the last five years, Ms. Giroux has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has she been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Ms. Giroux is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

     Ms. Giroux acquired an additional 1,385,000 shares of common stock of FoneFriend, Inc. on June 10, 2004. Ms. Giroux acquired the shares pursuant to the anti-dilution provisions in her Employment Agreement.

     Ms. Giroux and FoneFriend, Inc. are parties to an Employment Agreement, dated November 21, 2002 (the "Employment Agreement"), pursuant to which Ms. Giroux serves as President and Chief Executive Officer the FoneFriend, Inc. in accordance with the terms and conditions set forth in the Employment Agreement. Under the Employment Agreement, Ms. Giroux is entitled to a base salary, a bonus, an initial stock bonus, which is subject to anti-dilution for the duration of her agreement, as well as other benefits. The Employment Agreement was amended pursuant to a First Amendment To Employment Agreement, dated November 22, 2003 (the "Amendment To Employment Agreement"), in order to provide additional compensation to Ms. Giroux inasmuch as FoneFriend, Inc. was in breach of the compensation provisions of the Employment Agreement.

Item 4.  Purpose of the Transaction.

     (a)-(j) The purpose of the transaction that is the subject of this Amendment No.2 to Schedule 13D was to allow Ms. Giroux to acquire additional shares of common stock pursuant to the anti-dilution provisions in her Employment Agreement with FoneFriend, Inc.

     Except as set forth above or in other Items of this Statement (which Items are incorporated hereby by reference), Ms. Giroux does not have any plans or proposals which relate to or which would result in or relate to any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) - (b) Jackelyn Giroux may be deemed to have beneficial ownership of, and sole voting and dispositive power with respect to, the 4,332,900 shares of FoneFriend, Inc. common stock issued and the 350,000 shares she is entitled to purchase pursuant to an option agreement. Accordingly, Ms. Giroux might be deemed to beneficially own approximately 19.91% of the outstanding shares of FoneFriend, Inc. common stock based upon an estimated 23,514,603 shares of FoneFriend, Inc. common stock outstanding on June 18, 2004.

     (c) Ms. Giroux has not effected any transaction in FoneFriend Common Stock during the past 60 days, except for her acquisition of shares of FoneFriend, Inc. common stock pursuant to the Amendment To Employment Agreement, which transaction is described above in Item 3.

     (d) Ms. Giroux has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 4,332,900 shares of FoneFriend, Inc. common stock beneficially owned by her. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Ms. Giroux does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of FoneFriend, Inc., including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be filed as Exhibits.

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                  /s/Jackelyn Giroux
                                  ----------------------------
                                  Name:  Jackelyn Giroux
                                  Title:    President

Dated:  June 28, 2004






























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